Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

August 24, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention:     Ms. Tracey L. McNeil

Re:	Hecla Mining Company
Registration Statement on Form S-1 Filed June 12, 2009 (333-159966) and Form 10-K For Fiscal Year Ended December 31, 2008 Filed March 2, 2009 (001-08491)

Ladies and Gentlemen:

Hecla Mining Company (the “Company”) hereby requests acceleration of effectiveness of the subject registration statement to 5:00 p.m. on August 26, 2009, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this request, please telephone me at (208) 769-4110.

Very truly yours, HECLA MINING COMPANY

By:	/s/ Michael B. White
Michael B. White General Counsel